Exhibit 12.1

Calculation of Ratio of Earnings to

Fixed Charges

(dollars in millions)

	Pro forma(1)
	Six months June 30,	Year ended Dec 31,	Six months June 30,	Year ended December 31,
	2010	2009	2010	2009	2008	2007	2006	2005
Pre-tax income from continuing operations before adjustment for noncontrolling interests/minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges*	$144.1	$292.5	$144.1	$292.5	$323.7	$291.8	$324.0	$170.4

Fixed charges:
Interest expensed and capitalized	97.8	171.1	79.7	132.9	142.8	158.5	163.1	185.0
Appropriate portion of rentals	2.2	6.4	2.2	6.4	6.9	7.0	7.6	7.1

Total fixed charges	100	177.5	81.9	139.3	149.7	165.5	170.7	192.1

Ratio of earnings to fixed charges	1.4	1.6	1.8	2.1	2.2	1.8	1.9	—
Coverage deficiency**	n/a	n/a	n/a	n/a	n/a	n/a	n/a	$21.7

*	Earnings used in computing the ratio of earnings to fixed charges consists of income from continuing operations before income taxes, adjustment for noncontrolling interests/minority interests, income/loss from equity method investees, and fixed charges except for capitalized interest.

**	For the period in which a coverage deficiency is presented, earnings were inadequate to cover fixed charges by the amount of the deficiency.

(1)	Reflects the offering of the notes and application of the proceeds therefrom as set forth under “Use of Proceeds” in the preliminary prospectus supplement dated as of October 7, 2010 as if it had occurred at the beginning of the periods presented. The results of Cyrus Networks, LLC prior to its June 11, 2010 acquisition are not reflected in these ratios.